Exhibit 99.1

SPROTT ANNOUNCES DATE FOR 2024 THIRD QUARTER RESULTS WEBCAST

TORONTO, ON – October 30, 2024 – Sprott Inc. (NYSE:SII) (TSX:SII) (“Sprott”) announced today that it plans to release its third quarter results at 7:00 a.m. on November 6, 2024. Sprott will host an earnings webcast that morning at 10:00 a.m. to discuss the results. Sprott CEO, Whitney George, together with Sprott CFO, Kevin Hibbert and Sprott Asset Management CEO, John Ciampaglia, will host the webcast, which can be accessed as outlined below.

Webcast Details

Date:	November 6, 2024
Time:	10:00am ET
Audio Webcast:	https://edge.media-server.com/mmc/p/7nbc4pms

PLEASE NOTE: Research analysts who cover the company should register at:

https://register.vevent.com/register/BIecf4c3c925374bf19a6ce5051f64dd6d

Pre-registration is now open.

About Sprott

Sprott is a global asset manager focused on precious metals and critical materials investments. We are specialists. We believe our in-depth knowledge, experience and relationships separate us from the generalists. Our investment strategies include Exchange Listed Products, Managed Equities and Private Strategies. Sprott has offices in Toronto, New York, Connecticut and California. The company’s common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol (SII). For more information, please visit www.sprott.com.

Investor contact information: (416) 943-4394 or ir@sprott.com.